UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

October 2, 2018

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-223678 and 333-219440 and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

British American Tobacco p.l.c. (the “Company” or “BAT”) is furnishing herewith revised financial statements in their entirety and other affected financial information which supersede the equivalent information included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2018 (the “Form 20-F”). These financial statements and other affected financial information have been revised to reflect changes made in fiscal year 2018 to the Company’s reportable operating segment data and a change in accounting principles and includes additional condensed consolidating financial information in accordance with Rule 3-10(d) of Regulation S-X in anticipation of the exchange offer required by the registration rights agreement entered into in connection with the bond offering in August 2017 related to the acquisition of RAI.

As of January 1, 2018, the Company began reporting the following geographic segments both for management reporting purposes and in its external financial statements: United States; Americas and Sub-Saharan Africa; Europe and North Africa; and Asia-Pacific and Middle East. These geographic segments replace the previous five geographic segments.

Additionally, as of January 1, 2018, the Company began to apply International Financial Reporting Standard 15 (“IFRS 15”) on a fully retrospective basis.

The Company has updated the information included under the following headings in the Form 20-F to reflect the above mentioned changes:

•	Strategic management — Chief Executive’s review – Leading the industry- third sentence of fourth paragraph

•	Strategic management — Chief Executive’s review – Strong results across our portfolio of products – sixth and seventh paragraphs

•	Strategic management — Finance Director’s overview

•	Strategic management – Global market overview – Global potentially reduced-risk products market – fourth and fifth paragraphs

•	Strategic management — Delivering our strategy – Growth – business performance – first and fourth paragraphs

•	Financial Review — Financial performance summary

•	Financial Review — Income statement

•	Financial Review — Other – Accounting developments

•	Financial Review — Regional review

•	Financial Statements

•	Other Information — Selected financial information

•	Other Information — Non-GAAP measures

•	Other Information — Property, plant and equipment

Other than the items listed above and items repeating the same updated information, the Company is not updating any other portion of the Form 20-F previously filed and this document should be read in conjunction with the Form 20-F. This report on Form 6-K does not reflect any events occurring after filing of the Form 20-F on March 15, 2018. For significant developments since the filing of the Form 20-F on March 15, 2018, please refer to the Company’s subsequently furnished or filed reports on Form 6-K.

The Company began to report comparative results reflecting the above-mentioned changes in the report on Form 6-K furnished on July 26, 2018 for the Company’s interim results for the six months ended June 30, 2018. By virtue of this report on Form 6-K, the Company will be able to incorporate the updated information by reference into future registration statements or post-effective amendments to existing registration statements.

This report on Form 6-K also includes the unaudited pro forma condensed combined income statement of BAT for the year ended December 31, 2017 after giving effect to the RAI acquisition.

The unaudited pro forma condensed combined income statement, which has been produced for illustrative purposes only, by its nature addresses a hypothetical situation and, therefore, does not represent the BAT Group’s actual financial position or results. It is based on the available measures and certain assumptions and is not necessarily indicative of the results that would have been achieved if the RAI acquisition had been completed on January 1, 2017 or that may be achieved in the future, and is provided for informational purposes and in anticipation of the exchange offer required by the registration rights agreement entered into in connection with the bond offering related to the acquisition of RAI.

As used in this report on Form 6-K and in the exhibits hereto, “revised” refers to the required revisions related to the above-mentioned adoption of IFRS 15 and updated segmentation basis.

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Company operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Company’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to lead the development and roll-out of BAT innovations (Next Generation Products and Combustible); and changes in the market position, businesses, financial condition, results of operations or prospects of the Company.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the SEC, including the Annual Report on Form 20-F filed on March 15, 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

EXHIBIT INDEX

Exhibit	Description

Exhibit 23.1	Consent of KPMG LLP.

Exhibit 99.1	Updated information in respect of the “Strategic Management”, “Financial Review” and “Other Information” sections of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 15, 2018.

Exhibit 99.2	Updated “Financial Statements” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 15, 2018.

Exhibit 99.3	Unaudited pro forma, condensed consolidating income statement for the year ended December 31, 2017.

Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date: October 2, 2018